UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 7)1

Benihana, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

082047101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 082047101

1	NAME OF REPORTING PERSON RHA TESTAMENTARY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,153,744
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,153,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 082047101

1	NAME OF REPORTING PERSON BENIHANA OF TOKYO, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,153,744
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,153,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 082047101

1	NAME OF REPORTING PERSON KEIKO ONO AOKI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,153,744
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,153,744
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,153,744
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 082047101

1	NAME OF REPORTING PERSON MICHAEL W. KATA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -1
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -1
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -1
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5.

CUSIP NO. 082047101

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”).  This Amendment No. 7 amends the Schedule 13D as specifically set forth.  The Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Kenneth Podziba, as Trustees and Kenneth J. Podziba, in his individual capacity, are hereby removed as Reporting Persons to the Schedule 13D and RHA Testamentary Trust and Keiko Ono Aoki are hereby added as Reporting Persons to the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)            This statement is filed by Benihana of Tokyo, Inc., a New York corporation (“BOT”), RHA Testamentary Trust, a trust established under the laws of New York (the “Trust”), Keiko Ono Aoki and Michael W. Kata.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.

The Trust, as the sole shareholder of BOT, may be deemed to beneficially own the shares of Common Stock owned by BOT.  Ms. Aoki, as the sole trustee of the Trust, may be deemed to beneficially own the shares of Common Stock owned by BOT.  Mr. Kata is BOT’s nominee for the Board of Directors of the Issuer.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of BOT is 645 Fifth Avenue, NY, New York 10022.  The principal business address of each of Ms. Aoki and the Trust is 641 Fifth Avenue, NY, New York 10022.  The principal business address of Mr. Kata is 560 South Lake Dasha Drive, Plantation, Florida 33324.  The officers and directors of BOT and, to the extent that such persons are not also Reporting Persons, their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)           The principal business of BOT is the operation of certain Benihana-brand restaurants in Hawaii.  The principal business of the Trust is to own all of the shares of BOT.  The principal occupation of Ms. Aoki is founder of Altesse, a New York consultancy firm, and owner of Keiko Aoki Specialty Catering.  The principal occupation of Mr. Kata is serving as Vice President of Benihana Ono Restaurant Holdings B.V. (“Benihana Ono”) and special consultant to the Board of Supervisory Directors of Benihana Ono.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Ms. Aoki and Mr. Kata are citizens of the United States of America.  The citizenship of the persons listed on Schedule A, who are not Reporting Persons, is set forth therein.

CUSIP NO. 082047101

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (c) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 5,654,832 shares of Common Stock outstanding as of August 13, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 27, 2010.

As of the close of business on September 15, 2010, BOT owned directly 2,153,744 shares of Common Stock, constituting approximately 38.1% of the shares of Common Stock outstanding.  The Trust, as the sole shareholder of BOT, may be deemed to beneficially own the 2,153,744 shares of Common Stock owned by BOT, constituting approximately 38.1% of the shares of Common Stock outstanding.  Ms. Aoki, as the sole trustee of the Trust, may be deemed to beneficially own the 2,153,744 shares of Common Stock owned by BOT, constituting approximately 38.1% of the shares of Common Stock outstanding.

As of the close of business on September 15, 2010, Mr. Kata did not directly own any shares of Common Stock.  Mr. Kata, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the 2,153,744 shares of Common Stock owned by BOT, constituting approximately 38.1% of the shares of Common Stock outstanding.

(b)           Each of the Trust and Ms. Aoki is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned BOT by virtue of their respective positions as described in Item 2.

(c)           There were no transactions in the Issuer’s securities by the Reporting Persons other than the Trust and Ms. Aoki since the filing of Amendment No. 6 to the Schedule 13D and by the Trust and Ms. Aoki during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 16, 2010, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents for the election of the Common Stock Nominees, or any other person(s) nominated by BOT, to the Issuer’s Board of Directors at the Annual Meeting (the “Solicitation”), and (c) BOT agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1	Joint Filing and Solicitation Agreement by and among RHA Testamentary Trust, Benihana of Tokyo, Inc., Keiko Ono Aoki and Michael W. Kata, dated September 16, 2010.

CUSIP NO. 082047101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2010

RHA TESTAMENTARY TRUST

By:	/s/ Keiko Ono Aoki
	Name:	Keiko Ono Aoki
	Title:	Sole Trustee

BENIHANA OF TOKYO, INC.

By:	/s/ Keiko Ono Aoki
	Name:	Keiko Ono Aoki
	Title:	President and Chief Executive Officer

/s/ Michael W. Kata
MICHAEL W. KATA

/s/ Keiko Ono Aoki
KEIKO ONO AOKI

CUSIP NO. 082047101

SCHEDULE A

Directors and Officers of Benihana of Tokyo, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Keiko Ono Aoki * President, CEO and sole director

Hiroyoshi Kato President	President of Benihana of Tokyo, Inc.	645 Fifth Avenue, NY, New York 10022	Japan

* Ms. Aoki is a Reporting Person and, as such, information called for by Item 2 of Schedule 13D regarding Ms. Aoki is set forth therein.